Exhibit 99.3

SAP Enters into Agreement to Acquire WalkMe, Driving Business
Transformation by Enhancing the Customer Experience and Enriching SAP
Business AI Offerings

WALLDORF, Germany — June 5, 2024 — SAP SE (NYSE: SAP) and WalkMe Ltd. (NASDAQ: WKME) announced today that the companies have entered into a definitive agreement under which SAP will acquire WalkMe, a leader in digital adoption platforms (DAPs). WalkMe's solutions help organizations navigate constant technology change by providing users with advanced guidance and automation features that enable them to execute workflows seamlessly across any number of applications. This results in higher adoption of the underlying application and as such drives value realization.

The Executive and Supervisory Boards of SAP SE and the board of directors of WalkMe have approved the transaction for US $14.00 per share in an all-cash transaction, representing an equity value of approximately US $1.5 billion. The offer price represents a 45% premium to WalkMe’s closing share price on June 4, 2024.

The envisioned combination complements SAP’s Business Transformation Management portfolio around SAP Signavio and SAP LeanIX solutions to help customers on their transformation journeys.

“Applications, processes, data, and people are the four key elements of a successful business transformation,” said Christian Klein, CEO and member of the Executive Board of SAP SE. “By acquiring WalkMe, we are doubling down on the support we provide our end users, helping them to quickly adopt new solutions and features to get the maximum value out of their IT investments.”

WalkMe: Focus on Analyzing Adoption and Business Transformation

“We are thrilled to join forces with SAP. This acquisition marks a significant milestone in our journey, providing us with the resources and customer base necessary to enhance our product offerings and expand our market reach,” said Dan Adika, CEO of WalkMe. “By leveraging SAP's extensive ecosystem, we are poised to unlock substantial growth opportunities and deliver even greater value to our customers. Together, we look forward to a future filled with innovation and exceptional service.”

WalkMe helps organizations boost enterprise productivity and lower risk by enabling consistent, effective and efficient use of software and the workflows it enables. Its DAP works on top of an organization's application landscape, detects where people encounter friction and provides the tailored support and automation, they need to complete the job to be done, right in the flow of work, across any application. Importantly, WalkMe will continue to fully support non-SAP applications.

Soon, WalkMe will launch the WalkMeX copilot, which will use WalkMe's contextual awareness and AI to suggest the best next step for any workflow, anywhere. WalkMeX has the capability to always be on, serving as an overlay to any application, including copilots from different vendors that companies use in their landscapes. Integrating the strength of WalkMe's adoption capabilities with SAP's copilot Joule will boost AI assistant and productivity gains for all SAP customers. Additionally, integrating distinctive e-learning features in the SAP Enable Now solution with WalkMe will form the center of SAP's people-centric transformation approach going forward.

The acquisition is subject to customary closing conditions, including the receipt of WalkMe shareholder approval and necessary regulatory clearances, and is expected to close in the third quarter of 2024. The impact of the transaction on SAP’s non-IFRS earnings per share for fiscal 2024 is expected to be immaterial.

About SAP
As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

About WalkMe
WalkMe (NASDAQ: WKME), headquartered in Tel Aviv, Israel, pioneered DAP innovations and solutions so companies can effectively navigate the constant change brought on by technology. With WalkMe, organizations drive enterprise productivity and reduce risk by ensuring consistent, responsible, and efficient adoption of software and the workflows it powers. Our AI-driven platform sits on top of an organization’s tech stack, identifies where people experience friction, and delivers the personalized guidance and automation needed to get the job done, right in the flow of work. Customers like IBM, Nestle, ThermoFisher Scientific, and the U.S. Dept. of Defense trust WalkMe to create the people-centric experiences required to boost the effectiveness of their workflows and maximize software ROI.

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Additional Important Information and Where to Find It
In connection with the proposed transaction, WalkMe will prepare a proxy statement to be delivered to its shareholders and furnished to the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED OR FURNISED TO THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN, BECAUSE THE PROXY STATEMENT AND SUCH OTHER RELEVANT DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. This press release is not a substitute for the proxy statement or any other document that may be filed or furnished by WalkMe with the SEC.

The proxy statement and other related documents filed or furnished to the SEC regarding the proposed transaction may be obtained for free from the SEC’s website (www.sec.gov), WalkMe’s website at www.walkme.com or by directing such request to WalkMe’s Investor Relations below.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of WalkMe by SAP, the expected timing for completing the proposed transaction and the terms thereof, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements involve a number of risks and uncertainties that could significantly affect the financial or operating results of SAP, WalkMe or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “predicts,” “seeks,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Neither SAP nor WalkMe can give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed transaction, the satisfaction of the conditions to the consummation of the proposed transaction, including the receipt of certain regulatory approvals, and the timing of the closing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the potential that WalkMe shareholders may not approve the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors; the potential impact of the announcement of the proposed transaction on operating results, business generally and business relationships, including with employees, customers, suppliers and competitors; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; actual or threatened legal proceedings that have been or may be instituted against SAP or WalkMe in connection with the proposed transaction or otherwise; the ability and costs related to retaining key personnel and clients; risks related to diverting management’s attention from ongoing business operations; delays, challenges, costs, fees, expenses and charges related to the proposed transaction; actions by competitors; general adverse economic, political, social and security conditions in the regions and industries in which SAP and WalkMe operate, including relating to Israel’s ongoing war with Hamas and other terrorist organizations in the Middle East and general hostilities; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of SAP and WalkMe’s traded securities; natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks; and those additional risks and factors discussed in reports filed or furnished with the SEC by SAP and WalkMe, including SAP’s and WalkMe’s most recent Annual Reports on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Reports filed or furnished with the SEC by SAP are also available on SAP’s website at www.sap.com/investors and by WalkMe on WalkMe’s website at www.walkme.com. Moreover, other risks and uncertainties of which SAP or WalkMe are not currently aware or may not currently consider material may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this press release are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by SAP or WalkMe on their respective websites or otherwise. Neither SAP nor WalkMe undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

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For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, financial community only:
Anthony Coletta, +49 6227-7-60437, investor@sap.com, CEST

For more information, press only:
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For WalkMe Investor Relations:
John Streppa, investors@walkme.com

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